FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of OCTOBER , 2001
                                         ---------

                              Hilton Petroleum Ltd.
                 (Translation of registrant's name into English)

                                   000-30390
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                      Form 20-F   X    Form 40-F
                                -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.
                         Yes         No     X
                            ------       -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Hilton Petroleum Ltd.
                                   ------------------------------
                                  (Registrant)

Date    October 30, 2001           By  /s/ "Nick DeMare"
       ----------------------      ------------------------------
                                   Nick DeMare
                                   Director
                                  (Signature)*

     *Print the name and title of the signing officer under his signature.

BC FORM 51-901F                                                      SCHEDULE A













-------------------------------------------------------------------------------




                              HILTON PETROLEUM LTD.


                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 AUGUST 31, 2001

                      (Unaudited - Prepared by Management)

                      (Expressed in United States Dollars)


-------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                       CONSOLIDATED INTERIM BALANCE SHEETS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


                                                                                  August 31,            May 31
                                                                                     2001                2001
                                                                                      $                   $
                                                                                                      (Audited)
                                   A S S E T S

CURRENT ASSETS
Cash                                                                                  4,376,170           1,960,493
Amounts receivable                                                                      247,625           2,520,303
Prepaid expenses and deposits                                                           166,308             212,444
Inventories                                                                             691,281             631,789
                                                                               ----------------    ----------------
                                                                                      5,481,384           5,325,029
PETROLEUM NATURAL GAS INTERESTS (Note 4)                                             20,558,022          29,721,112
CAPITAL ASSETS                                                                           15,479              16,734
INVESTMENT AND ADVANCES (Note 3)                                                        734,786             807,401
OTHER ASSETS                                                                            165,825             184,886
                                                                               ----------------    ----------------
                                                                                     26,955,496          36,055,162
                                                                               ================    ================
                                               L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                              4,996,343           3,538,045
LONG-TERM DEBT                                                                        3,537,855           3,482,498
                                                                               ----------------    ----------------
                                                                                      8,534,198           7,020,543
                                                                               ----------------    ----------------

                                       S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 5)                                                               43,003,256          41,151,991
EQUITY COMPONENT OF LONG-TERM DEBT                                                      694,310             694,310
DEFICIT                                                                             (25,276,268)        (12,811,682)
                                                                               ----------------    ----------------
                                                                                     18,421,298          29,034,619
                                                                               ----------------    ----------------
                                                                                     26,955,496          36,055,162
                                                                               ================    ================


APPROVED BY THE BOARD

/signed/ Donald W. Busby, Director

/signed/ Nick DeMare, Director

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
            CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                                                        2001             2000
                                                                                          $                $

REVENUES
Petroleum and natural gas sales                                                            136,254        1,164,393
                                                                                   ---------------  ---------------

OTHER EXPENSES
Production                                                                                  32,265          537,069
General and administrative                                                                 299,931          259,452
Depreciation, depletion and impairment (Note 4)                                         12,044,632          335,327
                                                                                   ---------------  ---------------
                                                                                        12,376,828        1,131,848
                                                                                   ---------------  ---------------

OPERATING INCOME (LOSS)                                                                (12,240,574)          32,545
                                                                                   ---------------  ---------------

OTHER INCOME (EXPENSES)
Interest and other income                                                                   24,745           18,116
Interest expense on long-term debt                                                        (175,273)        (433,225)
Gain on sale of marketable securities                                                            -           25,345
Loss on sale of investment                                                                 (73,484)               -
                                                                                   ---------------  ---------------
                                                                                          (224,012)        (389,764)
                                                                                   ---------------  ---------------
LOSS FOR THE PERIOD                                                                    (12,464,586)        (357,219)
DEFICIT - BEGINNING OF PERIOD                                                          (12,811,682)     (11,292,824)
                                                                                   ---------------  ---------------
DEFICIT - END OF PERIOD                                                                (25,276,268)     (11,650,043)
                                                                                   ===============  ===============
LOSS PER SHARE                                                                             $(0.35)          $(0.01)
                                                                                   ===============  ===============
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                           36,017,492       28,253,961
                                                                                   ===============  ===============


BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                  CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                                                      2001               2000
                                                                                        $                 $

CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Loss for the period                                                                  (12,464,586)         (357,219)
Items not involving cash
      Depreciation, depletion and impairment                                          12,044,632           335,327
      Amortization of deferred charges                                                    19,061            28,035
      Gain on sale of marketable securities                                                    -           (25,345)
      Loss on sale of investment                                                          73,484                 -
      Accretion of liability component of long-term debt                                  57,859                 -
      Unrealized foreign exchange gain                                                    (2,502)                -
                                                                                 ---------------    --------------
                                                                                        (272,052)          (19,202)
Decrease (increase) in amounts receivable                                              2,272,678          (253,555)
Decrease (increase) in prepaid expenses and deposits                                      46,136          (706,908)
Increase in inventories                                                                  (59,492)                -
Increase (decrease) in accounts payable and accrued liabilities                        1,458,298          (681,451)
                                                                                 ---------------    --------------
                                                                                       3,445,568        (1,661,116)
                                                                                 ---------------    --------------
FINANCING ACTIVITIES
Issuance of common shares, net of issue costs                                          1,851,265         2,908,194
Issuance of long-term debt                                                                     -           322,137
Retirement of long-term debt                                                                   -        (3,122,989)
                                                                                 ---------------    --------------
                                                                                       1,851,265           107,342
                                                                                 ---------------    --------------
INVESTING ACTIVITIES
Advances to affiliated corporation                                                       (98,985)                -
Capital asset                                                                                  -           (12,143)
Petroleum and natural gas interests expenditures                                      (2,880,287)       (1,971,618)
Net proceeds from disposition of petroleum and natural gas interests                           -            70,989
Purchases of marketable securities                                                             -          (175,568)
Proceeds from sale of marketable securities                                                    -         1,644,291
Proceeds from sale of investment                                                          98,116                 -
                                                                                 ---------------    --------------
                                                                                      (2,881,156)         (444,049)
                                                                                 ---------------    --------------
INCREASE (DECREASE) IN CASH FOR THE PERIOD                                             2,415,677        (1,997,823)
CASH - BEGINNING OF PERIOD                                                             1,960,493         2,396,422
                                                                                 ---------------    --------------
CASH - END OF PERIOD                                                                   4,376,170           398,599
                                                                                 ===============    ==============


BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2001
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



1.   NATURE OF OPERATIONS

     Hilton Petroleum Ltd. (the "Company") is engaged in oil and gas exploration, development and production. The Company owns various interests in certain producing properties purchased during the year ended May 31, 1998 and, since May 1998, has participated in exploratory drill programs on certain unproved properties, located in California, United States.


2.   SIGNIFICANT ACCOUNTING POLICIES

     The consolidated interim financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.   INVESTMENT AND ADVANCES


                                                                          August 31,           May 31,
                                                                             2001               2001
                                                                               $                  $


     Investment in Trimark Oil & Gas Ltd. ("Trimark")                           635,801            807,401
     Advances to Trimark                                                         98,985                  -
                                                                        ---------------    ---------------
                                                                                734,786            807,401
                                                                        ===============    ===============


     As at August 31, 2001, the Company held 1,640,000 common shares of Trimark. Certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on August 31, 2001 was $262,400.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2001
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



4.   PETROLEUM INTERESTS

                                                                          August 31,           May 31,
                                                                             2001               2001
                                                                               $                  $

     Evaluated Properties
         Acquisitions and leasehold costs                                     3,421,740          2,540,077
         Exploration and development costs                                   17,076,164         15,539,937
         Gathering facility                                                     805,411            775,961
                                                                        ---------------    ---------------
                                                                             21,303,315         18,855,975
                                                                        ---------------    ---------------
     Unevaluated Properties
         Acquisitions and leasehold costs                                     3,075,050          3,933,876
         Exploration costs                                                    9,571,989          8,280,216
                                                                        ---------------    ---------------
                                                                             12,647,039         12,214,092
                                                                        ---------------    ---------------
                                                                             33,950,354         31,070,067
     Less:  accumulated depreciation, depletion and impairment              (13,392,332)        (1,348,955)
                                                                        ---------------    ---------------
                                                                             20,558,022         29,721,112
                                                                        ===============    ===============


     As a result of the ceiling test performed effective August 31, 2001, the Company has recorded an impairment of $11,926,311 for the three months ended August 31, 2001. No write-down was required during the year ended May 31, 2001 from the ceiling test performed effective May 31, 2001. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.

5.   SHARE CAPITAL

     Authorized:  100,000,000 common shares without par value
     Issued:

                                                 Three Months Ended                        Year Ended
                                                  August 31, 2001                         May 31, 2001
                                         ----------------------------------    -----------------------------------
                                             Shares             Amount             Shares              Amount
                                                                   $                                     $

     Balance, beginning of period             34,902,159         41,151,991         27,503,961          32,687,210
                                         ---------------    ---------------    ---------------    ----------------
     Issued during the period
     For cash
          Private placements                   1,673,000          1,858,403          2,322,500           1,968,525
          Rights offering                              -                  -          2,000,000           3,035,413
          Exercise of warrants                         -                  -          1,346,380           1,698,270
     For retirement of other liabilities               -                  -          1,558,730           1,966,740
     For interest on long-term debt                    -                  -            170,588             153,206
     Less:  Share issue costs                          -             (7,138)                 -            (357,373)
                                         ---------------    ---------------    ---------------    ----------------
                                               1,673,000          1,851,265          7,398,198           8,464,781
                                         ---------------    ---------------    ---------------    ----------------
     Balance, end of period                   36,575,159         43,003,256         34,902,159          41,151,991
                                         ===============    ===============    ===============    ================


BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2001
                           (Expressed in U.S. Dollars)


5.   SHARE CAPITAL (continued)

     During the three months ended August 31, 2001, the Company completed a private placement of 1,673,000 units, at a price of CDN$1.70 per unit, for proceeds of $1,851,265, net of $7,138 share issue costs. Each unit consisted of one common share and one share purchase warrant. Two share purchase warrants entitled the holder to purchase an additional common share at a price of CDN $1.88 per share on or before July 6, 2004. In addition, agents' warrants were issued for the purchase of 40,000 and 285,200 common shares on or before July 6, 2002 and July 11, 2002, respectively, at a price of CDN $1.88 per share.


6.   RELATED PARTY TRANSACTIONS

     (a) During the three months ended August 31, 2001, companies controlled by certain directors and officers of the Company charged $43,901 for management, professional and consulting fees.

     (b) The Company has provided a relocation loan to the Chairman of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the three months ended August 31, 2001, interest income of $1,563 was received.


7.   SEGMENTED INFORMATION

     As at August 31, 2001, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:


                                            August 31, 2001
                           ---------------------------------------------------
                             Identifiable
                                Assets           Revenues           Net Loss
                                   $                 $                  $

     United States             25,485,185            136,254       (12,142,750)
     Canada                     1,470,311                  -          (321,836)
                           --------------    ---------------     -------------
                               26,955,496            136,254       (12,464,586)
                           ==============    ===============     =============


                                               May 31, 2001
                            ---------------------------------------------------
                             Identifiable                          Net Income
                                Assets            Revenues           (Loss)
                                  $                  $                 $

     United States              35,045,041          5,228,674           301,014
     Canada                      1,010,121                  -        (1,819,872)
                            --------------     --------------    --------------
                                36,055,162          5,228,674        (1,518,858)
                            ==============     ==============    ==============

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2001
                           (Expressed in U.S. Dollars)


1.   GENERAL AND ADMINISTRATIVE

                                                                       2001
                                                                        $

Advertising and promotion                                               4,906
Bank charges and interest                                                 990
Contract services                                                      29,340
Investor relations                                                     23,587
Office and miscellaneous                                               18,184
Office rent                                                             4,425
Professional fees                                                     107,468
Regulatory fees                                                         2,283
Salaries and benefits                                                  84,128
Telephone                                                              10,295
Transfer agent                                                          1,004
Travel                                                                 31,369
Foreign exchange                                                      (18,048)
                                                              ---------------
                                                                      299,931
                                                              ===============


2.   RELATED PARTY TRANSACTIONS

(a)  During the three  months ended August 31,  2001,  companies  controlled  by
     certain   directors  and  officers  of  the  Company  charged  $43,901  for management, professional and consulting fees.

(b) As at August 31, 2001, the Company held 1,640,000 common shares of Trimark Oil & Gas Ltd. ("Trimark"). Certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on August 31, 2001 was $262,400.

(c) The Company has provided a relocation loan to the Chairman of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the three months ended August 31, 2001, interest income of $1,563 was received.


3.(a) SECURITIES ISSUED DURING THE THREE MONTHS ENDED AUGUST 31, 2001


Date         Type of                                                   Total        Type of
of Issue     Security   Type of Issue            Number     Price     Proceeds   Consideration  Commission
                                                             CDN$        $                          $


Jul.6/01     Common     Private Placement       1,673,000    1.70       1,858,403     Cash        7,138


BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2001
                           (Expressed in U.S. Dollars)


3.(b) NO OPTIONS WERE GRANTED DURING THE THREE MONTHS ENDED AUGUST 31, 2001


4.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT AUGUST 31, 2001

                                                             Issued
                                               ---------------------------------
                              Authorized
Class        Par Value          Number           Number               Amount
-------     -----------       -----------      ------------       --------------

Common          WPV          100,000,000        36,575,159          $43,003,256


4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT AUGUST 31, 2001


                                                        Exercise
                                                         Price
Security                        Number                   Cdn.$                    Expiry Date
--------                      ---------                 -------                   -------------

Options                          46,315                   1.33                    Oct. 8, 2001
Options                         813,737                   2.10                    Dec. 31, 2001
Options                         400,000                   1.92                    May 25, 2002
Options                          75,000                   2.00                    May 25, 2002
Options                           6,700                   2.70                    Apr. 19, 2003
Options                          50,000                   2.25                    Jun. 13, 2003
Options                          45,000                   2.25                    Jun. 27, 2003
Options                          70,000                   1.80                    Oct. 16,2003
Options                          52,000                   1.34                    Dec. 21, 2003
Options                         115,000                   1.60                    Jan. 10, 2004
Options                         690,000                   2.68                    Mar. 2, 2004
                           ------------
                              2,363,752
                           ============

Warrants                      1,423,750                   5.75                    Nov 15, 2001
Warrants                        266,308                   3.46                    Mar. 31, 2002
Warrants                      2,199,000                   1.85                    Mar. 27, 2003
Warrants                        999,894                   2.75                    Jul. 27, 2002
Warrants                        100,000                   2.75                    Aug. 3, 2002
Warrants                      2,260,000                   1.35                    Dec. 18, 2003
Warrants                         31,250                   1.77                    Dec. 11, 2002
Warrants                         35,000                   1.48                    Dec. 7, 2003
Warrants                        268,750                   1.35                    Jan. 24, 2004
Warrants                        836,500                   1.88                    Jul. 6, 2004
Warrants                         40,000                   1.88                    Jul. 6, 2002
Warrants                        285,200                   1.88                    Jul. 11,2002
                           ------------
                              8,745,652
                           ============


BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2001
                           (Expressed in U.S. Dollars)



4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT AUGUST 31, 2001

     There are no shares held in escrow or subject to pooling as at August 31, 2001.


5.   LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 31, 2001

     Directors:
         Donald W. Busby
         Nick DeMare
         William Lee
         Neil Darling

     Officers:
         Donald W. Busby (Chairman and Chief Executive Officer)
         Harvey Lim (Corporate Secretary)

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2001
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS

Description of Business

Hilton Petroleum Ltd. (the "Company") is engaged in oil and gas exploration, development and production. Over the past three fiscal years, substantially all of the Company's exploration expenditures have been on properties located in the San Joaquin Basin of California.

Operations

During the period ended August 31, 2001, the Company recorded a loss of $11,585,023 ($0.32 per share) compared to a loss of $357,219 ($0.01 per share) for the comparable 2000 period. Petroleum and natural gas revenues decreased by 88%, from $1,164,393 during 2000 to $136,254 in 2001. A number of significant transactions occurred during 2001 which affect the comparability of the Company's performance to prior periods. During fiscal 2001, management of the Company determined to focus its direction towards the exploration, development and production of its East Lost Hills, San Joaquin and Regional California interests. A review of the Company's petroleum interests was initiated and discussions held with potential buyers. On March 8, 2001, the Company completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco Resources Inc. ("Exco"). Throughout fiscal 2000, and until the sale in March 2001, these properties represented substantially all of the Company's producing properties. Production commenced from the ELH#1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. Production during the quarter ended August 31, 2001, from the ELH #1 well has been significantly curtailed as a result of water disposal problems. Revenue from oil and liquids production decreased 92% to $34,098 in 2001 from $484,793 in 2000. Production of oil and liquids in 2001 decreased 96% to 4,538 MCFE in 2001 from 109,321 MCFE in 2000. The average price received for oil and liquids in 2001 was $7.51/MCFE compared to $4.43/MCFE in 2000, an increase of 70%. Revenue from natural gas production decreased 91% to $102,156 in 2001 from $1,136,713 in 2000. Natural gas production decreased 90% to 25,754 MCF in 2001 from 255,642 MCF in 2000. The average price received in 2001 was $3.97/MCF, a decrease of 11% from $4.45/MCF in 2000. In January 2000, the Company was required by its banker to enter into oil and gas swap contracts to hedge 70,000 MMBTU gas per month, at $2.385 per MMBTU, and 3,000 barrels of oil per month, at $22.51 per barrel. The hedge contracts were closed in February 2001, as part of the sale of the petroleum interests to Exco. These oil and natural gas hedges reduced revenues by $457,113 for the quarter ended August 31, 2001.

On an MCFE basis, production costs decreased 27%, from $1.47/MCFE in 2000 to $1.07/MCFE in 2001. The depreciation and depletion rate increased 325%, from $0.92/MCFE in 2000 to $3.91/MCFE in 2001, due to unsuccessful exploration results in Regional California. In addition, the Company recorded an impairment of $11,926,311 in 2001 as a result of the ceiling test performed effective August 31, 2001. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value. The impairment charge for 2001 was determined as follows: (i) the use of spot prices at August 31, 2001, of $2.69/MMBTU gas and $23.53/bbl condensate compared to spot prices at May 31, 2001, of $10.25/MMBTU gas and $24.22/bbl condensate. As a result of the significant decrease in gas prices, the Company's net proven reserves, discounted at 10%, decreased from $27.5 million, to $7.3 million. There were no changes to the Company's proved quantities of reserves, and (ii) transfer of approximately $2.1 million of additional

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2001
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

costs to the Company's depletion base during the three months ended August 31, 2001 as a result of unsuccessful drilling activities and impairment of unevaluated properties. Significant transfers of costs were the Mississippi Prospects ($879,563) and Regional California ($1,191,859).

General and administrative costs increased by $40,479, approximately 16% from $259,452 in 2000 to $299,931 in 2001. The increase in general and administrative costs in 2001 occurred primarily due to additional costs incurred in maintaining an office in Bakersfield.

Interest expense on long-term debt decreased by $257,952, approximately 60% from $433,225 in 2000 to $175,273 in 2001, reflecting the decrease in long-term debt on the retirement of the balance of the Bank One credit facility.

During the quarter ended August 31, 2001, the Company expended in expenditures on its petroleum interests, which was primarily comprised of: i) $2,066,222 million towards the development of the East Lost Hills Project, mainly in the funding of the completion of the ELH #1 well and the drilling of the ELH #2, #3, #4 and #9 wells; ii) $29,450 for its share of the gas facility at East Lost Hills; iii) $784,615 for the exploration of the Regional California Prospects.

Liquidity and Capital Resources

Prior to the commencement of production in February 2001 from the ELH #1 well, production from the properties sold to Exco represented substantially all of the Company's petroleum and natural gas sales. As at August 31, 2001, the ELH #1 well represented the primary producing property. However, production from the ELH #1 well will remain curtailed until the water disposal well is completed. As additional wells are drilled at the East Lost Hills Joint Venture and, if successful, brought on production, the Company anticipates that revenues will increase substantially from operations at the East Lost Hills Joint Venture. It is not anticipated that operations will be self sustaining in the next 12 months. Future development of the Company's business will require additional, and possibly substantial, capital expenditures. Depending upon the continuing results at East Lost Hills and the deep Temblor exploration program, the Company will need to raise additional funds to cover capital expenditures. These funds may come from cash flow, equity or debt financing, or from sales of interests in its properties although there is no assurance continued funding will be available.

In July 2001, the Company completed a private placement whereby it issued 1,673,000 units, at CDN$1.70 per unit, for proceeds of approximately $1.8 million. These proceeds will be utilized to continue funding of the Company's commitments at East Lost Hills and San Joaquin. The Company also sold 440,000 shares of Trimark for net proceeds of $98,116.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2001
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

Properties Update

1.   East Lost Hills

     On March 19, 2001, the previous operator, Berkley Petroleum Corporation was acquired by Anadarko Petroleum Corporation ("Anadarko"), and effective on that date, Anadarko became the operator of the East Lost Hills project.

     a)   ELH #1

          The ELH #1 well is currently producing from a zone in the lower portion of the Temblor formation. Production from the ELH #1 well has been constrained during the quarter due to downstream factors, including processing, marketing, water disposal and periodic power outages due to California's ongoing energy shortage. The Company expects this periodic production curtailment to continue until a disposal well is drilled. The operator is currently permitting the drilling of a disposal well and anticipates drilling at the beginning of 2002.

     b)   ELH #2

          The ELH #2 well is currently shut-in awaiting pipeline connection. No definitive date for completion of this work program has been provided by the operator.

     c)   ELH #3

          The well has been suspended pending analysis of new seismic data and additional offset well information.

     d)   ELH #4

          A decision has been made to side-track the ELH #4 well to position it over the top of the structure. The work program is expected to take approximately 100 days. The cores from the ELH #4 well provided important data on the fracturing of the reservoir.

     e)   ELH #9

          The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well is projected to drill approximately 21,000 feet and is designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well is currently at 15,020 feet.

2.   San Joaquin

     Drilling of the Pyramid Hills Prospect is expected to commence in the fourth quarter of calendar 2001.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2001
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

3.   Regional California

     The Company participated in a regional exploration program in the San Joaquin Basin of California and to date a number of prospects have been drill tested. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects. The Company has approximately a 23% working interest in the prospects tested.

     During fiscal 2001 and to date, exploratory test wells have been drilled on the Mica, Sequoia, Parsley, Merlot and Basil Prospects. No hydrocarbon bearing sands were encountered on test wells on the Sequoia, Parsley and Merlot Prospects. These wells were plugged and abandoned.

     The Mica Prospect is located on the west side of the southern San Joaquin Basin. This project is believed to be a stratigraphic trap based on seismic and well control. An initial test well, the Mica 1-17, commenced drilling in late March 2001. On April 24, 2001, the Mica 1-17 was logged at a drill depth of 7,881 feet. It was determined that the well was outside the channel limits and was suspended for possible future sidetracking. The operator has proposed a new location to drill the Mica 2-19 well and the Company is assessing whether to participate or farm-out its interest in this prospect.

     The Basil Prospect is located in the southern portion of the Sacramento Basin. This prospect is believed to be a structural fault trap documented with seismic and well data. This well must be drilled directional under a body of water from a land based position. The targets are believed to be at 4,500 feet but the well must be drilled 6,000 feet laterally to the target. The initial test well on the Basil Prospect commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well.

     All indications on the mud log imply a discovery and it is intended to sidetrack this well from the same surface location using the existing casing down to 2,186 feet. The side-track will parallel the original hole to the same total depth of 7,829 feet. Due to environmental regulations the side-track cannot commence until a new permit has been obtained.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2001
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

4.   Mississippi Prospects

     During the quarter ended August 31, 2001, the Company agreed to farm-out its 25% working interest in the Mississippi Prospects if the operator was able to commence drilling by February 12, 2002. Under the terms of the proposed farm-out the Company would farm-out its working interest in return for a 0.25% overriding royalty interest convertible to a 3.75% working interest after payout of the initial test well. The Company has received no further communication from the operator and had determined to record an impairment of $879,563, reflecting the leasehold costs paid for the Mississippi Prospects.

Investor Relations Activities

During the quarter ended August 31, 2001, $19,587 was paid to Eland Jennings Investor Services Inc. and $4,000 was paid to MDC Group Inc. for investor and public relations consulting services rendered.

The Company also maintains a web site at "www.hiltonpetroleum.com".

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